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[GRAPHIC APPEARS HERE] ROPES & GRAY LLP
                       ONE INTERNATIONAL PLACE  BOSTON, MA 02110-2624  617-951-7000  F 617-951-7050
                       BOSTON  NEW YORK  PALO ALTO  SAN FRANCISCO  WASHINGTON, DC  www.ropesgray.com
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December 15, 2006                                   Amy B. Snyder
                                                    (617) 951-7073
                                                    amy.snyder@ropesgray.com

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Briccio B. Barrientos, Esq.

Re: BNY Hamilton Funds, Inc. (the "Company" or the "registrant") (File Nos.
    033-47703 & 811-06654)

Ladies and Gentlemen:

On November 27, 2006, Briccio B. Barrientos, Esq., a reviewer on the staff of the Securities and Exchange Commission (the "SEC"), provided oral comments to Amy Snyder of Ropes & Gray LLP, legal counsel to the Company, on (i) the Company's Post-Effective Amendment No. 50 under the Securities Act of 1933, as amended (the "Securities Act"), and Post-Effective Amendment No. 53 under the Investment Company Act of 1940, as amended (the "1940 Act"), to the Company's Registration Statement on Form N-1A (the "Registration Statement"), relating to the registration of two new series of the Company, BNY Hamilton Global Real Estate Securities Fund (the "Global Real Estate Securities Fund") and BNY Hamilton Tax-Exempt Money Fund (the "Tax-Exempt Money Fund"). Each of the Global Real Estate Securities Fund and the Tax-Exempt Money Fund are referred to in this letter as a "Fund" and, together, as the "Funds". Certain of these comments were discussed further with Mr. Barrientos in subsequent conversations between Mr. Barrientos and Ms. Snyder. Responses to the comments, as modified by these subsequent conversations, are set forth below.

Comments Relating to the Global Real Estate Securities Fund and the Tax-Exempt Money Fund Prospectuses

Fees and Expenses

As requested by Mr. Barrientos, the registrant has included completed fee and expense tables for each class of the Funds' shares that are included in the Funds' prospectuses.

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Securities and Exchange Commission           - 2 -            December 15, 2006

Distribution (12b-1) Plan

As requested by Mr. Barrientos, pursuant to Item 7(b)(2) of Form N-1A, the registrant has added a statement to the "Distribution (12b-1) Plan--Account Policies" sections of each of the Funds' prospectuses that offer share classes with Rule 12b-1 fees indicating that, because Rule 12b-1 fees are paid out of the Fund's assets on an ongoing basis, over time, these fees will increase the cost of a shareholder's investment.

Sub-Heading Format

As requested by Mr. Barrientos, the registrant has placed periods after each sub-heading in the Funds' prospectuses to separate the sub-heading from its accompanying text.

Comments Relating to the Tax-Exempt Money Fund Prospectuses

Daily NAV Calculation

In response to Mr. Barrientos' comment regarding the Fund's policy to close early on certain days in accordance with recommendations of The Bond Market Association ("BMA"), the registrant has revised the discussion of the Fund's policy in the "Daily NAV Calculation" section of each of the Fund's prospectuses to make clear that the Fund will close early on each of the business days when the BMA recommends an early close of the bond markets, as well as to provide the specific days in the calendar year 2007 for which the BMA has recommended an early close./1/

In response to Mr. Barrientos' comment regarding the Fund's purchase and redemption policies described in the "Daily NAV Calculation" section of each of the Fund's prospectuses, the registrant has revised the disclosure in that section to make clear that redemption requests and purchase orders "received in good order" by the Fund after the Fund closes early in connection with a BMA recommendation (see response #4 above) will be processed at the Fund's net asset value ("NAV") calculated on the next business day (i.e., at the NAV next determined by the Fund). The registrant believes that this policy is consistent with the requirements of Rule 22c-1 under the 1940 Act requiring that a fund sell and redeem its shares at a price based on the current NAV of its shares next computed "after receipt" of a redemption request or purchase order. The registrant notes that it has made conforming changes in other places in the Fund's prospectuses where similar statements were made concerning the Fund's purchase and redemption policies.

--------
/1/ Please note that the revised versions of the Fund's prospectuses reference the Securities Industry and Financial Markets Association ("SIFMA"), and not the BMA. SIFMA is the BMA's successor organization and was born of the recent merger between the BMA and The Securities Industry Association. SIFMA continues the BMA's practice of making early closing recommendations for the bond markets.

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Securities and Exchange Commission           - 3 -            December 15, 2006

Comments Relating to the Global Real Estate Securities Fund Prospectuses

Principal Investment Strategies

In response to Mr. Barrientos' comment regarding the Fund's non-U.S. investments, the registrant has added a statement to the "Principal Investment Strategy" section of each of the Fund's prospectuses describing the extent to which the Fund will invest outside the U.S.

In response to Mr. Barrientos' comment regarding the Fund's investments in different countries throughout the world, the registrant has added a statement to the "Principal Investment Strategy" section of each of the Fund's prospectuses setting forth the minimum number of countries in which the Fund will invest under normal circumstances.

In considering Mr. Barrientos' request that the Fund explain what the phrase "similar entities" means as used in the first sentence of the "Principal Investment Strategy" section of each of the Fund's prospectuses, the registrant has determined to delete the phrase "similar entities" from that sentence. The Fund intends to invest principally in equity securities of real estate investment trusts and real estate operating companies. Accordingly, the registrant believes that it is not necessary to include the phrase "similar entities" in the Fund's description of its principal investments.

In response to Mr. Barrientos' comment concerning the role of the Fund's sub-adviser in determining whether a company is "principally engaged" in the real estate sector, the registrant has deleted the phrase "in the opinion of the Sub-Advisor" from the "principally engaged" test set forth in the "Principal Investment Strategy" section of each of the Fund's prospectuses. In addition, as subsequently discussed with Mr. Barrientos, the registrant has added the phrase "as determined by the Sub-Advisor" to the end of the "principally engaged" test.

Comment Relating to the Global Real Estate Securities Fund and the Tax-Exempt Money Fund Statements of Additional Information ("SAIs")

Disclosure of Portfolio Holdings

In response to Mr. Barrientos' request concerning the ongoing arrangements the Funds have with certain service providers of the Funds (e.g., advisor, sub-advisor, distributor, and administrator), the registrant has added additional disclosure to the "Disclosure of Portfolio Holdings" section of each Fund's SAI concerning the frequency with which information about portfolio securities is disclosed, and the length of any lag between the date of the information and the date on which the information is disclosed, to those service providers in connection with their provision of services to the Funds.

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Securities and Exchange Commission           - 4 -            December 15, 2006

Comment Relating to the Global Real Estate Securities Fund SAI

Portfolio Managers

In connection with Mr. Barrientos' request that the registrant confirm that each of the Fund's portfolio managers listed in the "Portfolio Managers" section of the Fund's SAI does not manage any other accounts individually (as opposed to jointly with the Fund's other portfolio managers), the registrant has added a statement to that effect in the "Portfolio Managers" section of the Fund's SAI.

If you have any questions or require any clarification concerning the foregoing, please call me at (617) 951-7073.

Sincerely,

/S/ AMY B. SNYDER
--------------------------
Amy B. Snyder

cc: Nick Patnaik, Esq., The Bank of New York
    Daniel O. Hirsch, Esq., Ropes & Gray LLP